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                              May 10, 2022

       Pijun Liu
       Chief Executive Officer
       WeTrade Group, Inc.
       No 1 Gaobei South Coast
       Yi An Men 111 Block 37, Chao Yang District
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group, Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed May 3, 2022
                                                            File No. 333-252149

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form S-1

       Cover Page

   1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Disclose clearly the entity (including the domicile) in which investors are
purchasing an interest.
   2. Please disclose whether you have cash management policies and procedures that dictate how funds are
transferred, and if so, describe these policies and procedures. Please include corresponding
disclosure in the prospectus summary.
 Pijun Liu
WeTrade Group, Inc.
May 10, 2022
Page 2
Prospectus Summary
Risk Factor Summary, page 7

3. For each risk applicable to China-based companies, please provide a cross-reference to the section of the risk factors related to being a China-based issuer.
4. We note your statement that you have obtained all requisite permissions and that you are not required to obtain permission from the Chinese authorities to offer the securities being registered to foreign investors. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.
         With respect to your statement that you are not required to obtain permission from the
         Chinese authorities to offer the securities being registered to foreign investors please disclose the basis for this belief. If you relied upon the opinion of counsel you should identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors
We may become subject to a variety of laws..., page 23

5. Please disclose that the draft CAC measures proposed in July 2021 became effective in
         February 2022.
General

6. We note that one or more of your officers or directors are located in China. Please revise to include a separate Enforceability section to address the difficulty of bringing actions
FirstName LastNamePijun Liu
       against these individuals and enforcing judgments against them. Please add a cross-
Comapany    NameWeTrade
       reference              Group,
                  to this section     Inc.risk factor titled "You may have
difficulty effecting service
                                  in the
May 10,of2022
          legalPage
                process..."
                      2     on page 30.
FirstName LastName
 Pijun Liu
FirstName  LastNamePijun Liu
WeTrade Group,  Inc.
Comapany
May        NameWeTrade Group, Inc.
     10, 2022
May 10,
Page 3 2022 Page 3
FirstName LastName
        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Yarona L. Yieh, Esq.